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                                                                    EXHIBIT 12.1



                              THE CHUBB CORPORATION

         COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
                     (in millions except for ratio amounts)






                                                                                                  Nine Months
                                                           Year Ended December 31,                   Ended
                                                                                                 September 30,
                                               1998      1999      2000      2001        2002        2003
                                               ----      ----      ----      ----        ----        ----

Income (loss) from continuing operations
  before provision for income taxes ....     $ 849.7   $ 710.1   $ 851.0    $(66.0)   $ 168.4      $  948.8

Less:
  Income (loss) from equity investees ..          --       0.4      (6.6)     (9.3)      (6.1)         70.5

Add:
  Interest expensed ....................        28.9      48.5      52.9      55.0       83.8          95.3
  Capitalized interest amortized
     or expensed .......................        21.8       8.3       9.4      10.7       14.2          10.7
  Portion of rents representative of
     the interest factor ...............        29.1      28.1      30.0      32.6       37.2          29.8
  Distributions from equity investees ..          --       2.2       1.6       2.3       12.4          15.5
                                             --------  --------  --------   -------   --------      -------
          Income as adjusted ...........     $ 929.5   $ 796.8   $ 951.5    $ 43.9(1) $ 322.1(2)   $1,029.6
                                             =======   ========  ========   =======   ========      =======

Fixed charges:
  Interest expensed ....................     $  28.9   $  48.5   $  52.9    $ 55.0    $  83.8       $  95.3
  Capitalized interest .................          --        --        --       2.3        3.6            --
  Portion of rents representative
     of the interest factor ............        29.1      28.1      30.0      32.6       37.2          29.8
                                             --------  --------  --------   -------   --------      -------
          Fixed charges ................     $  58.0   $  76.6   $  82.9    $ 89.9    $ 124.6       $ 125.1
                                             ========  ========  ========   =======   ========     ========

Ratio of consolidated
  earnings to fixed charges ............        16.03     10.40     11.48      0.49(1)    2.59(2)      8.23
                                             ========  ========  ========   =======   ========     ========





(1) For the year ended December 31, 2001, consolidated earnings were not sufficient to cover fixed charges by $46.0 million. Consolidated earnings for the period, as defined, reflect a $635.0 million loss before income taxes from the September 11 attack in the United States and net surety bond losses of $220.0 million before income taxes arising from the bankruptcy of Enron Corp.





(2) Consolidated earnings, as defined, for the year ended December 31, 2002 reflect aggregate net losses of $700.0 million before income taxes recognized in the third and fourth quarters related to asbestos and toxic waste claims and a reduction in net surety losses of $88.0 million before income taxes resulting from the settlement of litigation related to Enron.